UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 5)

                               Insilco Corporation


                                 (Name of Issuer)

                     Common Stock (Par Value $.001 Per Share)

                          (Title of Class of Securities)

                                    457659704

                                  (CUSIP Number)

                             David J. Greenwald, Esq.
                               Goldman, Sachs & Co.
                                 85 Broad Street
                               New York, NY  10004
                                  (212) 902-1000


             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  July 10, 1997

             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /
         ___________________

         CUSIP NO. 457659704
         ___________________


         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Water Street Corporate Recovery Fund I, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)    / /
                                                             (b)    / /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              OO; WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(D) OR 2(E)                        / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

            Number of        7.   SOLE VOTING POWER
              Shares                 -0-
           Beneficially
             Owned By        8.   SHARED VOTING POWER
               Each                3,061,300
             Reporting
            Person With      9.   SOLE DISPOSITIVE POWER
                                     -0-

                             10.  SHARED DISPOSITIVE POWER
                                    3,061,300

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             3,061,300

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                         / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.2%


         14. TYPE OF REPORTING PERSON

             PN


                                PAGE 2 OF 15 PAGES
         ___________________

         CUSIP NO. 457659704
         ___________________


         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Goldman Sachs Group, L.P.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)    / /
                                                             (b)    / /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(D) OR 2(E)                        / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

            Number of        7.   SOLE VOTING POWER
              Shares                 334
           Beneficially
             Owned By        8.   SHARED VOTING POWER
               Each                3,061,300
             Reporting
            Person With      9.   SOLE DISPOSITIVE POWER
                                     334

                             10.  SHARED DISPOSITIVE POWER
                                    3,061,300

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             3,061,634

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                         / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.2%


         14. TYPE OF REPORTING PERSON

             HC; PN


                                PAGE 3 OF 15 PAGES
         ___________________

         CUSIP NO. 457659704
         ___________________


         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Goldman, Sachs & Co.

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                             (a)    / /
                                                             (b)    / /

         3.   SEC USE ONLY


         4.   SOURCE OF FUNDS

              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(D) OR 2(E)                        /x/

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

            Number of        7.   SOLE VOTING POWER
              Shares                 -0-
           Beneficially
             Owned By        8.   SHARED VOTING POWER
               Each                3,061,300
             Reporting
            Person With      9.   SOLE DISPOSITIVE POWER
                                     -0-

                             10.  SHARED DISPOSITIVE POWER
                                    3,061,300

         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

             3,061,300

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                         / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             45.2%


         14. TYPE OF REPORTING PERSON

             BD; PN; IA


                                PAGE 4 OF 15 PAGES







                               AMENDMENT NO. 5 TO
                                   SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                     INSILCO
                                   CORPORATION

                   Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, collectively with Water Street and Goldman Sachs, the "Reporting Persons")* here-by file this Amendment No. 5 (this "Amendment No. 5") to the statement on Schedule 13D filed with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of Insilco Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 4 thereto dated August 12, 1996 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

                   This Amendment No. 5 is being filed to report a decrease in the number and the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Per-sons, which change resulted from the sale of 2,805,194 shares of Common Stock by Water Street to the Company pursuant to a Stock Purchase Agreement, dated as of July 10, 1997 (the "Water Street Purchase Agreement"), and has otherwise been affected by the vesting of 16,000 options issued pursuant to the Company's nonemployee director stock incentive plan and certain stock issuances by the Company.

         ITEM 2.  IDENTITY AND BACKGROUND.

                   Item 2 is hereby amended and restated as follows:

                   Water Street, a Delaware limited partnership, is engaged in the business of buying and selling securities of entities that (i) are in bankruptcy (or other forms of legal


         _____________________
         * Neither the present filing nor anything contained herein shall be construed as an admission that Water Street, Goldman Sachs or GS Group constitute a "person" for any purpose other than
         Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or that Water Street, Goldman Sachs and GS Group constitute a "group" for any purpose.



                                PAGE 5 OF 15 PAGES







         reorganization) or have defaulted in the payment of any indebt-edness for borrowed money or (ii) have outstanding debt securi-ties meeting certain yield requirements. Goldman Sachs is the sole general partner of Water Street. Pursuant to the terms of its partnership agreement, Water Street's partnership term end-ed on June 15, 1997 and, therefore, Water Street is in the pro-cess of winding up. Water Street's partnership agreement pro-vides that, upon the expiration of its term, Goldman Sachs, as Water Street's sole general partner, will dispose of or dis-tribute all partnership assets, or the proceeds from the dispo-sition thereof, within one year, or June 15, 1998, although such one-year period may be extended with the consent of the holders of a majority of the partnership interests in Water Street.

                   Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and a holding partnership that (directly or indirectly through sub-sidiaries or affiliated companies or both) is a leading invest-ment banking organization. The other general partner of Goldman Sachs is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C."), which is a wholly owned subsidiary of GS Group and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole gen-eral partner of GS Group. The principal business address of each of Goldman Sachs, GS Group, GS Corp., GS L.L.C. and Water Street is 85 Broad Street, New York, NY 10004.

                   The name, business address, present principal occupa-tion or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS Group and Goldman Sachs are set forth on Schedule I hereto and are incorporated herein by reference.

                   During the last five years, none of the Reporting Persons, or to the knowledge of such Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or simi-lar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.



                                PAGE 6 OF 15 PAGES







         ITEM 4.   PURPOSE OF TRANSACTION.

                   Item 4 is hereby amended and restated as follows:

                   The Company has announced that it has determined to
         (i) refinance its existing indebtedness, (ii) seek to issue up to $150 million of additional debt and (iii) effect a repur-chase of Common Stock in the amount of approximately $220 mil-lion (collectively, the "Transactions"). Pursuant to the Transactions, on July 10, 1997, the Company and Water Street entered into the Water Street Purchase Agreement, whereby the Company has acquired 2,805,194 shares of Common Stock from Water Street at $38.50 per share in cash for an aggregate pur-chase price of $107,999,969 (the "Purchase Price"). On July 11, 1997, the Company commenced a self-tender offer for up to 2,857,142 shares of Common Stock at a purchase price of $38.50 per share net in cash to selling stockholders (the "Offer"), pursuant to, and in accordance with the terms provided in, an Issuer Tender Offer Statement on Schedule 13E-4, including the Offer to Purchase, dated and filed with the Commission on July 11, 1997 (including all exhibits thereto, the "Tender Offer Statement").

                   Pursuant to the Water Street Purchase Agreement,
         Water Street has agreed to maintain the proceeds received by it from the sale, together with all interest actually earned thereon, in a segregated account and, upon consummation of the Offer by the Company, to pay to the Company the interest actu-ally earned thereon. In addition, Water Street and the Company have agreed in the Water Street Purchase Agreement that if the Offer expires or terminates without any shares having been purchased thereunder, the purchase of the 2,805,194 shares of Common Stock by the Company from Water Street pursuant to the Water Street Pur-chase Agreement will be rescinded (the "Rescission"). In the event of a Rescission, the purchase price (together with inter-est actually earned thereon) will be repaid to the Company and the Company will return to Water Street the 2,805,194 shares of Common Stock.

                   In addition, pursuant to the Water Street Purchase Agreement, (x) Water Street has agreed, among other things, that it will not tender more than 960,577 shares of Common Stock in the Offer and (y) the Company has agreed, among other things, that it will not (i) accept for purchase or purchase more than 2,857,142 shares of Common Stock in the Offer, (ii) pay more than $38.50 per share or (iii) extend the Offer past 45 days from the date of its commencement, unless the Company and Water Street shall first have entered into a written agree-ment amending the Water Street Purchase Agreement. It is the



                                PAGE 7 OF 15 PAGES







         current intention of Water Street to tender 960,577 shares of Common Stock in the Offer. Additionally, in the Water Street Purchase Agreement, Water Street represented, among other things, that, as of the date thereof, it did not currently intend to sell or otherwise dispose of any shares of Common Stock beneficially owned by it on the date thereof other than pursuant to the Water Street Purchase Agreement or the Offer, which intention Water Street has agreed to confirm to the Company immediately prior to the Company's acceptance for payment of the shares of Common Stock tendered pursuant to the Offer.

                   The foregoing summary of the Water Street Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the text of the Water Street Purchase Agreement, which is filed as Exhibit 8 hereto.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   Item 5 is hereby amended and restated as follows:

                   (a) As of the date hereof, Water Street beneficially owns an aggregate of 3,061,300 shares of Common Stock, includ-ing 64,000 shares of Common Stock issuable upon the exercise of options (32,000 shares at an exercise price of $17 per share and 32,000 shares at an exercise price of $30 per share). Such options were issued pursuant to the Company's nonemployee director stock incentive plan. Based upon the foregoing, Water Street beneficially owns approximately 45.2% of the Common Stock reported by the Company to be outstanding as of July 3, 1997 (as disclosed in the Company's Tender Offer Statement), less the shares of Common Stock repurchased by the Company pur-suant to the Water Street Purchase Agreement and the number of shares of Common Stock which, according to the Company's
         Tender Offer Statement, the Company repurchased from Robert L. Smialek, Chairman of the Board and President of the Company (the "Smialek Purchase").

                   As of the date hereof, GS Group owns an aggregate of 334 shares of Common Stock and, in addition, each of GS Group and Goldman Sachs may be deemed to be the beneficial owner of the 3,061,300 shares of Common Stock, including the 64,000 shares of Common Stock issuable upon the exercise of options, owned by Water Street, representing in the aggregate approxi-mately 45.2% of the outstanding Common Stock. Each of GS Group and Goldman Sachs disclaims beneficial ownership of the shares of Common Stock held by Water Street to the extent the partner-ship interests in Water Street are held by persons other than GS Group, Goldman Sachs or their affiliates. To the knowledge of the Reporting Persons, each of the persons listed on Sched-ule I owns 167 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.

                   As described in Item 4, pursuant to the Water Street Purchase Agreement, the Company has certain rights of rescis-sion under certain circumstances. The information set forth in
         Item 4 is incorporated in this Item 5(a) by reference.



                                PAGE 8 OF 15 PAGES







                   (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated in the second through fourth pages of this filing. To the knowledge of the Reporting Persons, each of the persons listed on Schedule I owns 167 shares of Common Stock. Each of the Reporting Persons disclaims beneficial ownership with respect to such shares.

                   (c) As described in Item 4 above, on July 10, 1997, Water Street and the Company entered into the Water Street Pur-chase Agreement, pursuant to which the Company purchased from Water Street 2,805,194 shares of Common Stock at the Purchase Price. Pursuant to the Water Street Purchase Agreement, Water Street has agreed to maintain the proceeds received by it from the sale in a segregated account and, upon consummation of the Offer by the Company, to pay to the Company the interest actu-ally earned thereon. In addition, Water Street and the Company have agreed that, in the event of a Rescission, the purchase price (together with interest actually earned thereon) will be repaid to the Company and the 2,805,194 shares of Common Stock will be returned to Water Street.

                   In connection with the Offer, it is the current intention of Water Street to tender 960,577 shares of Common Stock in the Offer.

                   (d) No other Person is known by Water Street, Goldman Sachs or GS Group to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Water Street, Goldman Sachs or GS Group, or by any of the persons listed on Schedule I and Schedule II hereto.

                   (e)  Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Item 6 is amended as follows:

                   As discussed Item 4, on July 10, 1997, Water Street entered into the Water Street Purchase Agreement, pursuant to which the Company agreed to purchase from Water Street 2,805,194 shares of Common Stock for the Purchase Price. Pur-suant to the Water Street Purchase Agreement, Water Street has agreed to maintain the proceeds received by it from the sale in a segregated account and, upon consummation of the Offer by the Company, to pay to the Company the interest actually earned thereon.


                                PAGE 9 OF 15 PAGES







                   In addition, the Water Street Purchase Agreement pro-vides, among other things, that, in the event of a Rescission, the purchase price (together with interest actually earned thereon) will be repaid to the Company and the 2,805,194 shares of Common Stock will be returned to Water Street, and that the Company will not (i) accept for purchase or purchase more than 2,857,142 shares of Common Stock in the Offer, (ii) pay more than $38.50 per share or (iii) extend the Offer past 45 days from the date of its commencement, unless the Company and Water Street shall first have entered into a written agreement amend-ing the Water Street Purchase Agreement.

                   On July 11, 1997, the Company commenced the Offer pursuant to, and in accordance with the terms provided in the Tender Offer Statement. Pursuant to the Water Street Purchase Agreement, Water Street has agreed that it will not tender in the Offer more than 960,577 shares of Common Stock. It is Water Street's current intention to tender 960,577 shares of Stock in the Offer. Additionally, in the Water Street Purchase Agreement, Water Street represented, among other things, that, as of the date thereof, it did not currently intend to sell or otherwise dispose of any shares of Common Stock beneficially owned by it on the date thereof other than pursuant to the Water Street Purchase Agreement or the Offer, which intention Water Street has agreed to confirm to the Company immediately prior to the Company's acceptance for payment of the shares of Common Stock tendered pursuant to the Offer.

                   Goldman Sachs is acting as financial advisor to the Company in connection with the Transactions. Pursuant to such engagement, the Company has agreed to pay to Goldman Sachs a fee of $2 million for advice in connection with the Transac-tions (other than the approximately $220 million of share repurchases (the "Share Repurchase") by the Company pursuant to the Offer, the Water Street Purchase Agreement and the Smialek Purchase, respectively) and a fee of $200,000 for advice in connection with the Share Repurchase. The Company has also agreed to reimburse Goldman Sachs for certain of its out-of-pocket expenses and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Transactions. In addition, Goldman Sachs has acted as a co-syndication agent of the Company's new senior debt arrangements and will assist the Company in its new subordinated debt offering, for which Goldman Sachs has received or will receive customary fees and indemnification.


         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                   Item 7 is hereby amended by adding thereto the fol-lowing:

                   The following is to be filed herewith as an Exhibit
              to this Amendment No. 5:




                               PAGE 10 OF 15 PAGES







                   (8) Stock Purchase Agreement, dated as of July 10, 1997, by and between Insilco Corporation and Water Street Corporate Recovery Fund I, L.P.
















































                               PAGE 11 OF 15 PAGES







                                      SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


                                       WATER STREET CORPORATE RECOVERY
                                       FUND I, L.P.

                                       By:  Goldman, Sachs & Co.,
                                            its General Partner


                                            By: /s/  Terence M. O'Toole
                                                _________________________
                                                Name:  Terence M. O'Toole
                                                Title: Managing Director


                                       GOLDMAN, SACHS & CO.


                                       By:  /s/  Terence M. O'Toole
                                            _________________________
                                            Name:  Terence M. O'Toole
                                            Title: Managing Director


                                       THE GOLDMAN SACHS GROUP, L.P.

                                       By:  The Goldman Sachs Corporation,
                                            its general partner


                                            By: /s/  Terence M. O'Toole
                                                _________________________
                                                Name:  Terence M. O'Toole
                                                Title: Executive Vice President


         Dated:  July 16, 1997










                               PAGE 12 OF 15 PAGES







                                      SCHEDULE I



                   The name of each director of The Goldman Sachs
         Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman, Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below.

                   The business address of each natural person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each per-son is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is a managing director of Goldman, Sachs & Co. or another of Goldman, Sachs & Co. operating entity and a member of the executive committee.


         Jon Z. Corzine

         Henry M. Paulson, Jr.

         Roy J. Zuckerberg

         Robert J. Hurst

         John A. Thain

         John L. Thornton




















                               PAGE 13 OF 15 PAGES







                                     SCHEDULE II



                   In settlement of Securities and Exchange Commission Administrative Proceeding File No. 3-7646 In the Matter of the Dis-tribution of Securities Issued by Certain Government Sponsored Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or denying any of the findings of the Securities and Exchange Commission (the "SEC") con-sented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

                   The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unse-cured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and main-tain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unse-cured debt securities issued by the GSEs.

                   In Securities and Exchange Commission Administrative Pro-ceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforemen-tioned trades in violation of Section 15(b)(4)(E) of the Exchange Act.

                   The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.



                               PAGE 14 OF 15 PAGES







                                  INDEX TO EXHIBITS


         Exhibit No.    Exhibit                                        Page

              (8)       Stock Purchase Agreement, dated as of
                        July 10, 1997, by and between Insilco
                        Corporation and Water Street Corporate
                        Recovery Fund I, L.P.










































                               PAGE 15 OF 15 PAGES